Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 23	Registration No. 333-257930
(to Prospectus dated July 14, 2022)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Class A Common Stock

Secondary Offering of

189,026,575 Shares of Class A Common Stock

This prospectus supplement amends and supplements the prospectus dated July 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (ii) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (iii) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (iv) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (v) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On January 26, 2023, the closing price of our Class A common stock was $0.61 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2023

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

New Director Appointment

On January 25, 2023, the Board of Directors of Astra Space, Inc. (the “Company”) appointed Julie Cullivan, as an independent director and as a member of the Board of Directors. Ms. Cullivan’s appointment is effective on February 1, 2023, and she will serve as Class II director for a term expiring at the 2025 annual meeting of stockholders (coterminous with the other Class II director). Ms. Cullivan was also appointed as a member of the Company’s Audit Committee.

Ms. Cullivan currently serves a special advisor to Brighton Park Capital, an investment firm specializing in the technology and healthcare sectors, joining there in 2020. From 2017 through 2021, she was the Chief Technology and People Officer at Forescout Technologies, Inc., a leading provider of compliance and cybersecurity for all connected devices, reporting to the CEO, where she was responsible for leading the company’s business model transformation, information technology strategy, security risk and compliance program, customer production operations, and human resources.

Prior to Forescout, Ms. Cullivan was the EVP, Business Operations and CIO at FireEye, Inc. Ms. Cullivan was a member of the executive team that set the company's strategy and helped scale FireEye from a private company with $80 million in revenue, through its successful IPO, to a global publicly traded company with revenues of over $700 million and a $2.7 billion valuation.

Since 2017, Ms. Cullivan has served as a director for Axon Enterprise Inc. (Nasdaq: AXON), a leader in global public safety technology, where she is a member of the Audit Committee and chairs its Enterprise Risk and Information Security Committee. She also serves on the board of directors of Heartflow, Inc., a medical software company.

Ms. Cullivan has a B.S. degree in Finance from Santa Clara University.

Item 8.01 Other events

On January 27, 2023, the Company issued a press release announcing the appointment of Ms. Cullivan to the Board. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release dated January 27, 2023, announcing appointment of new director
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 27, 2023	Astra Space, Inc.

	By:	/s/ Axel Martinez
	Name:	Axel Martinez
	Title:	Chief Financial Officer

Exhibit 99.1

Julie Cullivan Joins Astra Board of Directors

Information technology and cybersecurity leader appointed to Audit Committee

ALAMEDA, Calif., —January 27, 2023—Astra Space, Inc. (“Astra”) (Nasdaq: ASTR), a provider of products and services to the global space industry, is proud to announce the appointment of Julie Cullivan to the Astra Board of Directors effective February 1, 2023. Ms Cullivan will also join Astra’s Audit Committee.

Ms. Cullivan has held executive positions at FireEye, Autodesk, Forescout, McAfee, EMC, and Oracle. She is a recognized leader in cyber security and compliance and a sought-after speaker on topics including security as a boardroom imperative, women in security, innovation, and building high impact teams.

“Julie’s leadership will be instrumental as Astra focuses on delivering the next version of its launch system and spacecraft engines to support mission critical applications that demand the highest levels of security and reliability” said Chris Kemp, Founder, Chairman and CEO of Astra. “Her perspective and expertise will be invaluable to the organization, and we are excited to have her join our Board of Directors.”

“I am thrilled to be joining Astra’s board during this time of focus on operational excellence and growth,” said Cullivan. “I look forward to bringing my software, security and operational expertise to the leadership team and the board as we begin scaling production of mission-critical spacecraft engines, and the rigor required to deliver reliable launch services at scale.”

Ms. Cullivan has a B.S. degree in Finance from Santa Clara University and brings extensive business, information technology and cyber security expertise to the Astra Board of Directors. In addition to Astra, she serves on the board of directors for Axon Enterprise, Inc. and HeartFlow, Inc.

About Astra
Astra’s mission is to improve life on Earth from space® by creating a healthier and more connected planet. Today, Astra offers one of the lowest cost-per-launch dedicated orbital launch services of any operational launch provider in the world, and one of the industry’s first flight-proven electric propulsion systems for satellites, Astra Spacecraft Engine™. Astra delivered its first commercial launch to low Earth orbit in 2021, making it the fastest company in history to reach this milestone, just five years after it was founded in 2016. Astra (NASDAQ: ASTR) was the first space launch company to be publicly traded on Nasdaq. Visit astra.com to learn more about Astra.

Safe Harbor Statement

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, including the timing of when we may file our quarterly report on Form 10-Q and those risks and uncertainties described from time to time in other reports and other public filings with the Securities and Exchange Commission.

Media Contact:
Katie Clark
media@astra.com

Investor Contact:
Andrew Hsiung
investors@astra.com